[LETTERHEAD OF PAUL, HASTINGS, JANOFSKY & WALKER LLP]

(212) 318-6859
markschonberger@paulhastings.com

September 6, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Linda van Doorn, Senior Assistant Chief Accountant

Re:	CharterMac

Form 10-K for the Fiscal Year Ended December 31, 2005

Form 10-Q for the Quarterly Period Ended March 31, 2006

Form 10-Q for the Quarterly Period Ended June 30, 2006

(File No. 1-13237)

Dear Ms. van Doorn:

This letter sets forth the response of CharterMac to the Staff’s comment letter dated August 24, 2006 in connection with the Staff’s review of CharterMac’s Form 10-K for the year ended December 31, 2005 and Forms 10-Q for the quarterly periods ended March 31 and June 30, 2006. Capitalized terms used herein and not otherwise defined have the meanings specified in the 10-K and 10-Q, as applicable. For your convenience, we have repeated each comment (in boldface type) prior to our response.

Form 10-K for the Fiscal Year Ended December 31, 2005

Application of Critical Accounting Policies

Valuation of Investments in Mortgage Revenue Bonds, Page 48

1.

The last paragraph under this heading discussed how the company performs its valuation review to determine whether or not there has been a financial loss and that if a financial loss occurs the revenue bond is written down to its fair value. Since under SFAS 115 all of your revenue bonds are recorded in the balance sheet at fair value, we assume the paragraph is intending to address how the company assesses whether or not there has been an other than temporary decline in fair value that is recognized in the income statement as a charge to earnings. Please revise to clarify. In addition, the paragraph suggests that there is a different methodology followed for assessing impairment depending upon whether or not a financial loss is expected. Please clarify to us the basis for this approach.

United States Securities and Exchange Commission

September 6, 2006

CharterMac has asked us to advise the Staff that Note 1(C) to the consolidated financial statements, to which this paragraph relates, includes a statement that impairments are charged to earnings in the income statement. Future filings will clarify the language in that note and the Application of Critical Accounting Policies to indicate that such charges pertain to other than temporary declines in fair value.

CharterMac has asked us to advise the Staff that there is no difference in methodology in assessing impairment depending upon whether or not a financial loss is expected, but rather the expectation of a financial loss is what leads to recording a charge to earnings as a culmination of the analysis. Future filings will clarify this point with the following language (changes underlined):

We use these criteria to assess all of our mortgage revenue bonds. In our valuation review, any bonds meeting these criteria are monitored and assessed for risk of other-than-temporary impairment. If our analysis indicates that no other-than-temporary impairment is expected, the fair value of a bond is considered to be the lower of outstanding face amount or the present value of future cash flows, with the discount rate adjusted to provide for the applicable risk factors. If, however, our analysis indicates that other-than-temporary impairment is expected, the bond is considered impaired and written down to fair value as determined by the present value of expected future cash flows.

2.

The last paragraph also indicates that when a financial loss is not expected, the fair value of a revenue bond is considered to be the lesser of its face amount or the present value of future cash flows. Please clarify if these means that under SFAS 115 the revenue bonds are recorded on the face of the balance sheet at the lower of these two amounts and if so, the basis for that accounting treatment.

CharterMac has asked us to advise the Staff that, under SFAS 115, the bonds considered to be underperforming are in fact recorded on the face of the balance sheet at the lower of the face amount or the present value of future cash flows.

CharterMac has also asked us to advise the Staff that the basis of the accounting treatment stems from the fact that, as indicated at the beginning of the discussion, there is no ready market for these unrated mortgage revenue bond investments and that CharterMac must exercise judgment in determining a fair value for the bonds. As specified in the discussion, the primary basis for calculating fair value is the present value of future cash flows. When the bonds in question are underperforming, however, CharterMac believes that further considerations must be taken into account, including collateral values, the ability of a borrower to repay and a maximum value that may apply in a presumed arms-length transaction.

United States Securities and Exchange Commission

September 6, 2006

While not a frequent occurrence, there are occasional instances where CharterMac has entered into a transaction to purchase bonds from third parties. Based upon CharterMac’s experience in such transactions, the Company has determined that the fair value of an underperforming bond would be no greater than (but might be less than) the bond’s face amount due to concerns regarding the quality of the collateral securing the bond, and the likelihood of realizing cash flows.

The Company will clarify this policy in future filings.

Valuation of Mortgage Servicing Rights, page 48

3.

The last paragraph under this heading indicates that to assess impairment of mortgage servicing rights the company stratifies by the issuer of the underlying mortgage loans. Please clarify to us how this is consistent with paragraph 63(g) of SFAS 140 which requires stratification based on the predominant risk characteristics of the underlying financial assets.

CharterMac has asked us to advise the Staff that, to assess impairment, a third-party valuation of servicing rights is compared to their carrying value, and the third-party valuation is, in fact, assessed using a stratification of the portfolio based on the risk levels inherent in the related loans, in accordance with SFAS 140. For administrative purposes, the valuation is then segregated by issuer. Future filings will correct the language to clarify the stratification methodology as follows (changes underlined):

To determine impairment, the mortgage servicing portfolio is stratified by the risks inherent in the underlying mortgage loans and we compare the estimated fair value of each stratum to its carrying value.

Note 7 – Consolidated Partnerships, page 83

4.	Please tell us your consideration of Rule 4-08(g) of Regulation S-X regarding including summarized results of operations for these partnerships.

Rule 4-08(g) requires the presentation of summarized financial information for unconsolidated subsidiaries and for equity method investees that meet the criteria to be categorized as “significant”. CharterMac has asked us to advise the Staff that Note 7 is intended to provide the detail of balances on the balance sheet pertaining to partnerships that are consolidated in the financial statements pursuant to FIN 46(R) or ARB 51. As the disclosure relates to consolidated entities, CharterMac therefore believes that Rule 4-08(g) is not applicable to these partnerships.

United States Securities and Exchange Commission

September 6, 2006

Note 14(C) – Convertible CRA Preferred Shares, page 96

5.	Please explain to us how you considered the guidance in SFAS 133 and EITF 00-19 in determining the accounting for the conversion features in your Convertible CRA Preferred Shares.

CharterMac has asked us to advise the Staff that the Convertible CRA Preferred Shares have a fixed conversion ratio of 1.807664 common shares for each preferred share. Further, as the preferred shares have no mandatory redemption feature, they are outside of the scope of SFAS 150 and classified as equity rather than debt. As such, in accordance with paragraph 11(a) of SFAS 133, CharterMac has concluded that the shares are not to be considered derivative instruments. By extension, therefore, EITF 00-19 would not apply to the conversion features of these shares.

Note 20 Impact of Hurricanes, page 108

6.	Clarify to us the consideration you gave to disclosing the range of loss that is reasonably possible as discussed in paragraph 10 of SFAS 5.

CharterMac has asked us to advise the Staff that, as detailed in Note 20, CharterMac expected no financial losses in relation to its Portfolio Investing and Mortgage Banking businesses in connection with the hurricanes. As also stated in the Note, properties affected for which a CharterMac sponsored fund had provided equity were not expected to experience financial losses as CharterMac deemed insurance coverage to be adequate. As further disclosed in the last paragraph of Note 20, the uncertainties surrounding the numerous variables that would affect a final determination rendered an estimate impossible and no amount of loss was deemed reasonably possible.

As stated in paragraph 10 of SFAS 5 (emphasis added):

The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made.

CharterMac believes that its disclosure is consistent with the requirements of the statement.

Item 9A – Disclosure Controls and Procedures, page 115

7.	Please amend your filing and state your conclusion regarding your disclosure controls and procedures in accordance with Item 307 of Regulation S-K.

United States Securities and Exchange Commission

September 6, 2006

CharterMac has asked us to advise the Staff that the omission of a sentence concluding as to the effectiveness of disclosure controls and procedures was not included based on the assumption that the management report on the effectiveness of internal controls and the certifications of the Chief Executive Officer and Chief Financial Officer encompassed such conclusion. As subsequent filings have included an affirmative conclusion, the Company would prefer to include such affirmative language on a prospective basis and not amend the original filing.

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If you have any questions regarding the responses to the Staff’s comments, please call me at (212) 318-6859.

Sincerely,

Mark Schonberger

for PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:	Thomas Flinn
Alan P. Hirmes
John Kelly